UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Garmin Ltd.
(Name of Issuer)

Registered Shares
(Title of Class of Securities)

H2906T 109
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H2906T 109	Page 2 of 12 pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Min H. Kao
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	1,799,429*
	6	Shared Voting Power	20,400,408*
	7	Sole Dispositive Power	1,799,429*
	8	Shared Dispositive Power	20,400,408*
9	Aggregate Amount Beneficially Owned by Each Reporting Person		22,199,837*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☒
11	Percent of Class Represented by Amount in Row (9)		11.72%
12	Type of Reporting Person		IN

*	As described in Item 4 below, the number of shares reported excludes 4,962,824 Registered Shares held by the Yu-Fan C. Kao Revocable Trust 9/28/95, over which Registered Shares Min H. Kao’s spouse has sole voting and dispositive power. Min H. Kao disclaims beneficial ownership of these 4,962,824 Registered Shares and nothing herein shall be construed as an admission that Min H. Kao is the beneficial owner of such Registered Shares.

CUSIP No. H2906T 109	Page 3 of 12 pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Yu-Fan C. Kao
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	4,962,824*
	6	Shared Voting Power	20,400,408*
	7	Sole Dispositive Power	4,962,824*
	8	Shared Dispositive Power	20,400,408*
9	Aggregate Amount Beneficially Owned by Each Reporting Person		25,363,232*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☒
11	Percent of Class Represented by Amount in Row (9)		13.39%
12	Type of Reporting Person		IN

*	As described in Item 4 below, the number of shares reported excludes 1,799,429 Registered Shares held by the Min-Hwan Kao Revocable Trust 9/28/95, over which Registered Shares Yu-Fan C. Kao’s spouse has sole voting and dispositive power. Yu-Fan C. Kao disclaims beneficial ownership of these 1,799,429 Registered Shares and nothing herein shall be construed as an admission that Yu-Fan C. Kao is the beneficial owner of such Registered Shares.

CUSIP No. H2906T 109	Page 4 of 12 pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Jennifer Kao
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	12,178,624
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	12,178,624
9	Aggregate Amount Beneficially Owned by Each Reporting Person		12,178,624
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented by Amount in Row (9)		6.43%
12	Type of Reporting Person		IN

CUSIP No. H2906T 109	Page 5 of 12 pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Kenneth Kao
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	8,289,653
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	8,289,653
9	Aggregate Amount Beneficially Owned by Each Reporting Person		8,289,653
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented by Amount in Row (9)		4.38%
12	Type of Reporting Person		IN

CUSIP No. H2906T 109	Page 6 of 12 pages

Item 1(a)	Name of Issuer: Garmin Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices: Mühlentalstrasse 2, 8200 Schaffhausen, Switzerland

Item 2(a)	Name of Person Filing: (i) Min H. Kao

 (ii) Yu-Fan C. Kao

 (iii) Jennifer Kao

 (iv) Kenneth Kao

Item 2(b)	Address of Principal Business Office or, if none, Residence: 1200 East 151st Street, Olathe, Kansas 66062 for each person listed in 2(a)(i) - (iv)

Item 2(c)	Citizenship: USA for each of the persons listed in 2(a)(i) - (iv).

Item 2(d)	Title of Class of Securities: Registered Shares

Item 2(e)	CUSIP Number: H2906T 109

Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. H2906T 109	Page 7 of 12 pages

(h) [   ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [   ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

     [X] Not applicable. (For each person listed in 2(a)(i)-(iv))

Item 4.	Ownership

(a)	Amount beneficially owned:
	Min H. Kao	22,199,837	(1)
	Yu-Fan C. Kao	25,363,232	(2)
	Jennifer Kao	12,178,624	(3)
	Kenneth Kao	8,289,653	(4)
(b)	Percent of class:
	Min H. Kao	11.72%
	Yu-Fan C. Kao	13.39%
	Jennifer Kao	6.43%
	Kenneth Kao	4.38%
(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	1,799,429 4,962,824 0 0
(ii)	shared power to vote or to direct the vote: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	20,400,408 20,400,408 12,178,624 8,289,653
(iii)	sole power to dispose or to direct the disposition of: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	1,799,429 4,962,824 0 0
(iv)	shared power to dispose or to direct the disposition of: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	20,400,408 20,400,408 12,178,624 8,289,653

(1)	Of the 22,199,837 Registered Shares:

(A)	1,799,429 Registered Shares are held by the Min-Hwan Kao Revocable Trust 9/28/95, over which Registered Shares Min H. Kao has sole voting and dispositive power;

CUSIP No. H2906T 109	Page 8 of 12 pages

(B)	20,332,539 Registered Shares are held by revocable trusts established by Jennifer Kao and Kenneth Kao, the children of Min H. Kao and Yu-Fan C. Kao, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and together share voting and dispositive power with respect to those Registered Shares; and

(C)	67,869 Registered Shares are held by the Kao Family Foundation, a charitable foundation of which Min H. Kao is president and director and in such capacity may be deemed to exercise shared voting and dispositive power over such Registered Shares. Min H. Kao disclaims beneficial ownership of the Registered Shares held by the Kao Family Foundation and nothing herein shall be construed as an admission that Min H. Kao is the beneficial owner of such Registered Shares.

In addition to the 22,199,837 Registered Shares reported, 4,962,824 Registered Shares are held by the Yu-Fan C. Kao Revocable Trust 9/28/95, over which Registered Shares Min H. Kao’s spouse has sole voting and dispositive power. Min H. Kao disclaims beneficial ownership of these Registered Shares and nothing herein shall be construed as an admission that Min H. Kao is the beneficial owner of such Registered Shares.

(2)	Of the 25,363,232 Registered Shares:

(A)	4,962,824 Registered Shares are held by the Yu-Fan C. Kao Revocable Trust 9/28/95, over which Registered Shares Yu-Fan C. Kao has sole voting and dispositive power;

(B)	20,332,539 Registered Shares are held by revocable trusts established by Jennifer Kao and Kenneth Kao, the children of Min H. Kao and Yu-Fan C. Kao, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and together share voting and dispositive power with respect to those Registered Shares; and

(C)	67,869 Registered Shares are held by the Kao Family Foundation, a charitable foundation of which Yu-Fan C. Kao is a director and in such capacity may be deemed to exercise shared voting and dispositive power over such Registered Shares. Yu-Fan C. Kao disclaims beneficial ownership of the Registered Shares held by the Kao Family Foundation and nothing herein shall be construed as an admission that Yu-Fan C. Kao is the beneficial owner of such Registered Shares.

In addition to the 25,363,232 Registered Shares reported, 1,799,429 Registered Shares are held by the Min-Hwan Kao Revocable Trust 9/28/95, over which Registered Shares Yu-Fan C. Kao’s spouse has sole voting and dispositive power. Yu-Fan C. Kao disclaims beneficial ownership of these Registered Shares and nothing herein shall be construed as an admission that Yu-Fan C. Kao is the beneficial owner of such Registered Shares.

CUSIP No. H2906T 109	Page 9 of 12 pages

(3)	Of the 12,178,624 Registered Shares:

(A)	12,110,755 Registered Shares are held by a revocable trust established by Jennifer Kao. Min H. Kao and Yu-Fan C. Kao are co-trustees for this trust and together share voting and dispositive power with respect to the Registered Shares held by this trust. However, Jennifer Kao may be deemed the beneficial owner of the 12,110,755 Registered Shares held by the trust that she established because she has the power to revoke that trust; and

(B)	67,869 Registered Shares are held by the Kao Family Foundation, a charitable foundation of which Jennifer Kao is a director and in such capacity may be deemed to exercise shared voting and dispositive power over such Registered Shares. Jennifer Kao disclaims beneficial ownership of the Registered Shares held by the Kao Family Foundation and nothing herein shall be construed as an admission that Jennifer Kao is the beneficial owner of such Registered Shares.

(4)	Of the 8,289,653 Registered Shares:

(A)	8,221,784 Registered Shares are held by a revocable trust established by Kenneth Kao. Min H. Kao and Yu-Fan C. Kao are co-trustees for this trust and together share voting and dispositive power with respect to the Registered Shares held by this trust. However, Kenneth Kao may be deemed the beneficial owner of the 8,221,784 Registered Shares held by the trust that he established because he has the power to revoke that trust; and

(B)	67,869 Registered Shares are held by the Kao Family Foundation, a charitable foundation of which Kenneth Kao is a director and in such capacity may be deemed to exercise shared voting and dispositive power over such Registered Shares. Kenneth Kao disclaims beneficial ownership of the Registered Shares held by the Kao Family Foundation and nothing herein shall be construed as an admission that Kenneth Kao is the beneficial owner of such Registered Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ X ] *Item 5 is checked only with respect to Kenneth Kao.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

CUSIP No. H2906T 109	Page 10 of 12 pages

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. H2906T 109	Page 11 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2019

MIN H. KAO

By:	/s/ Min H. Kao
Name:	Min H. Kao

YU-FAN C. KAO

By:	/s/ Yu-Fan C. Kao
Name:	Yu-Fan C. Kao

JENNIFER KAO

By:	/s/ Min H. Kao	by Min H. Kao, attorney-in-fact
Name:	Jennifer Kao

KENNETH KAO

By:	/s/ Min H. Kao	by Min H. Kao, attorney-in-fact
Name:	Kenneth Kao

Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, among Min H. Kao, Yu-Fan C. Kao, Jennifer Kao and Kenneth Kao this statement on Schedule 13G is filed on behalf of each of them.

CUSIP No. H2906T 109	Page 12 of 12 pages

EXHIBIT I

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated: January 30, 2019

MIN H. KAO

/s/ Min H. Kao
Min H. Kao

YU-FAN C. KAO

/s/ Yu-Fan C. Kao
Yu-Fan C. Kao

JENNIFER KAO

/s/ Min H. Kao	by Min H. Kao, attorney-in-fact
Jennifer Kao

KENNETH KAO

/s/ Min H. Kao	by Min H. Kao, attorney-in-fact
Kenneth Kao